As filed with the Securities and Exchange Commission on January 14, 2003
Registration No. 333-101957

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

REGENERATION TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

59-3466543
(I.R.S. Employer Identification Number)

11621 Research Circle
Alachua, Florida 32615
(386) 418-8888
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Brian K. Hutchison
Regeneration Technologies, Inc.
11621 Research Circle
Alachua, Florida 32615
(386) 418-8888
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

Warren J. Nimetz, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103-3198

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plan, please check the following box:    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

This registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

REGENERATION TECHNOLOGIES, INC.

3,800,000 Shares of Common Stock

The stockholders of Regeneration Technologies, Inc. listed in this prospectus are offering and selling an aggregate of 3,800,000 shares of our common stock under this prospectus. These selling stockholders acquired their common stock in a private placement transaction on November 26, 2002.

The selling stockholders (and their transferees) may offer their common stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices. We will not receive any of the proceeds from the sale of these shares.

Our common stock trades on the Nasdaq National Market under the ticker symbol “RTIX.” On January 13, 2003, the closing sale price of our common stock was $9.50.

SEE “RISK FACTORS” BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SHARES BEING SOLD WITH THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is January 14, 2003.

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but this information may change after that date.

Our executive offices are located at 11621 Research Circle, Alachua, Florida, 32615, our telephone number is (386) 418-8888.

OUR COMPANY

This summary provides an overview of selected information and does not contain all the information you should consider. You should carefully read the entire prospectus, including the sections entitled “Recent Events,” “Selected Consolidated Financial Data,” and “Risk Factors” and the information incorporated by reference from our public filings with the Securities and Exchange Commission, before making an investment decision.

We are a leader in the use of natural tissues and innovative technologies to repair and promote the natural healing of human bone and other human tissues. Using core human physiology—the basic biology of natural tissues as they function in the body—our human tissue implants are improving surgical outcomes. We are a comprehensive provider of natural tissue products in a broad range of markets. We are one of the largest processors and distributors of allografts in the United States. Our allografts are distributed in all 50 states and in eleven countries internationally. We are also a processor of “conventional allografts,” which are allografts that are not tooled by the processor for a specific surgical use.

We process human musculoskeletal and other tissue, including bone, cartilage, tendon, ligament, dermal and cardiovascular tissue in producing our allografts. Surgeons then use these tissues to repair and promote the healing of a wide variety of bone and other tissue defects, including spinal vertebrae repair, musculoskeletal reconstruction, fracture repair, repairs to the jaw and related tissues, urinary incontinence and heart valve disorders. Our current grafts range from conventional allografts to grafting material which is precisely tooled for specific surgical uses, including bone dowels, wedges, pastes and pins, urological allografts and heart valves.

RECENT EVENTS

Equity Financing

On November 26, 2002, we completed a private placement of our common stock resulting in net proceeds to us of approximately $25.8 million. We sold 3.8 million shares of common stock at $7.25 per share pursuant to a purchase agreement between us and the selling stockholders. Due in large part to this financing, as of November 30, 2002, we had $29.3 million of available cash, up from $4.3 million as of September 30, 2002.

As part of this financing, we also entered into a registration rights agreement with the selling stockholders. The registration rights agreement provides that we must file a registration statement covering the resale of the shares by the selling stockholders within 30 days of the closing date. The registration statement must be effective by the 90th day following the closing date. In the event that the registration statement is not filed or declared effective within the time periods described above, we will be liable for cash damages of 1.5% of the purchase price for each 30-day period or pro rata for any portion thereof following the date by when the registration statement should have been filed or declared effective.

We have agreed to prepare and file any amendments and supplements to the registration statement relating to these shares as may be necessary to keep the registration statement effective until the earlier of:

(i)	the date on which all of the shares covered by this prospectus have been sold, and

(ii)	the date on which all of the shares covered by this prospectus may be sold pursuant to Rule 144(k) under the Securities Act of 1933, as amended.

Liquidity Update

On December 19, 2002, we entered into a $15.1 million credit agreement with Bank of America, N.A. The one-year term loan is fully collateralized by cash and investments held by the bank. We used the proceeds from this loan to repay $15.1 million of loans from Bank of America that were due on December 31, 2002 and collateralized by a lien on substantially all of our assets, including real estate. As part of this financing, all obligations under a forbearance agreement with Bank of America, as previously described in our public filings, have been satisfied. As a result of this new facility, we believe we now are in a better position to obtain a long-term credit facility to finance our future needs and we continue to work to this end.

As described in “Risk Factors” below, we are required to pay a portion of the $19.9 million that we owe to Medtronic Sofamor Danek, or MSD, by March 31, 2003. Included in the amount due to MSD is approximately $12.3 million of management fees, which were withheld by us during the year. We continue to work with MSD to resolve these issues in a manner that addresses the needs of the two companies. While there can be no assurance that we will be successful in doing so, we are confident that a satisfactory arrangement will be reached.

As disclosed in Note 3 to our condensed consolidated financial statements for the nine months ended September 30, 2002, included in our third quarter Form 10-Q relating to that period, management concluded that the net loss incurred for the nine months ended September 30, 2002, the working capital deficiency as of that date and the possibility of a default on our debt then outstanding, indicated that we may not be able to continue as a going concern. As a result of our recent successes described above in completing a private placement and obtaining a new one year credit facility, as of December 31, 2002, we had positive working capital and cash of $27.4 million, which included the $18.5 million of cash and equivalents securing our new credit facility. With the resulting lower interest expense, the increased working capital, the expected reduction of expenses resulting from our restructuring plan, the more favorable terms to us included in our new distribution and license agreements with MSD, and the positive operating results for the third quarter, management believes we will be able to generate sufficient funds to support our operations for the next twelve months.

New Distribution Agreement

Effective January 1, 2003, we entered into an exclusive License and Distribution Services Agreement with Stryker Endoscopy, a division of Stryker Corporation, to supply human allograft tissue for sports medicine surgeries. Under the agreement, Stryker Endoscopy will serve as the exclusive provider of distribution services in the U.S. for the allograft tissue we process for use in sports medicine surgeries, including reconstruction and repair of the knee, hip, shoulder, wrist, elbow, foot and ankle. Our line of sports medicine allograft products includes menisci, pre-shaped tendons, precision-tooled anchors, screws and pins, and fresh osteochondral allografts. Under the agreement, we remain responsible for processing and delivery of the relevant tissue and regulatory compliance related to screening, testing and processing of this tissue. Stryker Endoscopy will be responsible for developing techniques and instrumentation for implantation of human allograft tissue, customer education and marketing of available tissue. The agreement is for an initial term ending December 31, 2004 and is automatically renewable for one year periods thereafter unless prior notice is given by either party.

SELECTED CONSOLIDATED FINANCIAL DATA

The statement of operations data set forth below for the year ended December 31, 1997 and the period from January 1, 1998 to February 11, 1998 for our predecessor business have been derived from the audited statements of revenues and direct costs. In addition, the statement of operations data set forth below for the period from February 12, 1998, when we began operations, to December 31, 1998, and for the years ended December 31, 2001, 2000 and 1999, and the selected balance sheet data as of December 31, 2001, 2000 and 1999 have been derived from our audited condensed consolidated financial statements. The selected consolidated financial data for the three months ended March 31, 2002 and 2001 and the selected balance sheet data as of March 31, 2002 and 2001 have been derived from our unaudited consolidated financial statements and reflect all adjustments (consisting of normal recurring accruals) which, in the opinion of our management, are considered necessary for a fair presentation of the results for the periods covered. This data should be read in conjunction with the consolidated financial statements and related notes incorporated by reference in this prospectus. See "Where You Can Find More Information.”

	For the three months ended March 31,		Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Period from February 12, 1998 to December 31, 1998	Period from January 1, 1998 to February 11, 1998	Year Ended December 31, 1997
	2002	2001
	(In thousands, except for share and per share data)
Statement of Operations Data:
Revenues from core operations:
Fees from tissue distribution	$31,165	$37,205	$138,762	$120,905	$70,783	$31,892	$2,416	$11,074
Other revenues from core operations	311	443	1,964	1,598	2,237	3,365	410	2,435

Total revenues	31,476	37,648	140,726	122,503	73,020	35,257	2,826	13,509
Management services fees	16,247	20,473	73,176	64,572	39,994	24,129	1,932	8,875

Net revenues	15,229	17,175	67,550	57,931	33,026	11,128	894	4,634
Costs of processing and distribution	9,203	9,019	39,455	31,063	21,096	10,621	590	3,344

Gross profit	6,026	8,156	28,095	26,868	11,930	507	304	1,290

Expenses:
Marketing, general and administrative	7,106	6,504	35,962	17,674	7,816	3,211	208	1,357
Research and development	602	707	2,631	2,392	1,675	1,472	68	479
Restructuring	462	—	—	—	—	—	—	—

Total expenses	8,170	7,211	38,593	20,066	9,491	4,683	276	1,836

Operating (loss) income	(2,144)	945	(10,498)	6,802	2,439	(4,176)

Equity in income of unconsolidated subsidiary	—	—	—	1	—	—

Other (expense) income:
Interest expense	—	(83)	(106)	(434)	(285)	(153)
Interest income	70	561	1,313	1,207	187	187

Total other income (expense)—net	70	478	1,207	773	(98)	34

(Loss) income before income tax benefit (expense)	(2,074)	1,423	(9,291)	7,576	2,341	(4,142)
Income tax benefit (expense)	698	(380)	3,786	(3,117)	619	—

Net (loss) income	(1,376)	1,043	(5,505)	4,459	2,960	(4,142)

	For the three months ended March 31,		Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Period from February 12, 1998 to December 31, 1998	Period from January 1, 1998 to February 11, 1998	Year Ended December 31, 1997
	2002	2001
	(In thousands, except for share and per share data)
Other comprehensive (loss) income, net of tax—
Unrealized derivative income (loss)	44	(146)	(344)	—	—	—

Comprehensive (loss) income	$(1,332)	$897	$(5,849)	$4,459	$2,960	$(4,142)

Net (loss) income per common share—basic	$(0.06)	$0.05	$(0.25)	$0.42	$0.81	$(1.12)

Net (loss) income per common share—diluted	$(0.06)	$0.05	$(0.25)	$0.22	$0.18	$(1.12)

Weighted average shares outstanding—basic	21,933,799	21,608,654	21,760,596	10,639,884	3,669,970	3,686,770

Weighted average shares outstanding—diluted	21,933,799	22,784,905	21,760,596	20,343,214	16,636,791	3,686,770

	As of March 31,		As of December 31,
	2002	2001	2001	2000	1999
Balance Sheet Data:
Cash and cash equivalents	$7,410	$29,129	$13,504	$34,944	$7,536
Working capital (including cash and cash equivalents)	19,357	58,630	27,688	60,336	14,052
Total assets	124,339	112,292	118,700	108,552	48,539
Long-term obligations—less current portion	2,140	3,553	658	3,684	2,027
Total stockholders’ equity	66,687	73,623	67,784	72,476	15,438

In June 2001, Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, was approved by the Financial Accounting Standards Board (“FASB”). SFAS No. 142 changes the accounting for goodwill and other intangible assets determined to have an indefinite useful life from an amortization method to an impairment-only approach. Amortization of applicable intangible assets, including those recorded in past business combinations, ceased upon adoption of this statement. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. We implemented SFAS No. 142 on January 1, 2002. In accordance with SFAS No. 142, we discontinued the amortization of goodwill effective January 1, 2002. The provisions of this accounting standard also require the completion of a transitional impairment test within six months of adoption, with any impairments identified treated as a cumulative effect of a change in accounting principle. Upon adoption, we performed the transitional impairment test and determined that no impairment of goodwill existed. We have one reporting unit, and therefore, utilized the fair value of its common shares for estimating the fair value of the reporting unit. The following table provides pro forma results for the years ended December 31, 2001, 2000 and 1999 and for the three months ended March 31, 2002 and 2001, as if the non-amortization provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which we adopted on January 1, 2002, had been applied.

	For the three months ended March 31,		For the years ended December 31,
	2002	2001	2001	2000	1999
Reported net (loss) income	$(1,376)	$1,043	$(5,505)	$4,459	$2,960
Add: Goodwill amortization net of income tax	—	38	197	64	—

Pro forma net (loss) income	$(1,376)	$1,081	$(5,308)	$4,523	$2,960

Net (loss) income per common share—basic
Reported net (loss) income	$(0.06)	$0.05	$(0.25)	$0.42	$0.81
Goodwill amortization, net of income tax	—	—	0.01	0.01	—

Pro forma net (loss) income	$(0.06)	$0.05	$(0.24)	$0.43	$0.81

Net income (loss) per common share—diluted
Reported net (loss) income	$(0.06)	$0.05	$(0.25)	$0.22	$0.18
Goodwill amortization, net of income tax	—	—	0.01	—	—

Pro forma net (loss) income	$(0.06)	$0.05	$(0.24)	$0.22	$0.18

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider each of the risks and uncertainties described in this section and all of the other information in this document before deciding to invest in our common stock. Any of the risk factors we describe below could severely harm our business, financial condition and results of operations. The market price of our common stock could decline if any of these risks or uncertainties develop into actual events. You may lose all or part of the money you paid to buy our common stock.

We have a limited operating history.

We incorporated in 1997 and commenced operations as an independent entity in 1998. Accordingly, we have a limited operating history on which to base an evaluation of our business and prospects.

Many of the risks inherent in the development of a new enterprise will affect our business, including:

•	market acceptance of our existing and future allografts and technologies;

•	our ability to continue to develop markets for our allografts and technologies;

•	our ability to raise sufficient capital to support the cost of commercializing our current allografts and technologies and developing new allografts and technologies to remain competitive;

•	management of our growth and issues associated with a longer operating history; and

•	our ability to attract and retain qualified management, sales, technical and scientific staff.

It is difficult for us to predict our future results of operations due to our limited operating history and the uncertain nature of our markets. As we increase our operating expenses to continue our research and development, expand processing capacity and add to our tissue recovery and distribution programs, these expenditures may not result in increased revenues and we may incur operating losses.

We may need to raise additional funds to operate and grow our business, and if we are unable to raise these funds, our ability to execute our business strategy could be disrupted.

As of December 31, 2002, we had $27.4 million of cash and cash equivalents, which included the $18.5 million of cash and equivalents securing our new credit facility. Pursuing our business strategy may require us to raise additional funds. However, the extent of our future capital requirements and the adequacy of available funds will depend on numerous factors, including:

•	our success in implementing cost reductions in order to generate sufficient working capital through operations;

•	our ability to obtain a new long-term credit facility;

•	market acceptance of our existing and future allografts and tissue-based technologies;

•	progress in our efforts to develop new allografts and tissue-based technologies;

•	our success in commercializing technologies we have in development; and

•	the development of strategic distribution alliances.

To the extent we are successful in raising additional funds, we likely would do so through equity or debt financings, strategic alliances or other sources. The terms of any future equity financings may be dilutive to our stockholders and the terms of any debt financings likely will contain restrictive covenants that limit our ability to pursue particular courses of action, including paying dividends. Our ability to obtain financing depends upon the status of our future business prospects, as well as conditions prevailing in the capital markets.

We may require additional funds to repay amounts due Medtronic Sofamor Danek.

During the third quarter of 2002, we entered into new distribution and license agreements with Medtronic Sofamor Danek, or MSD. The new agreements contain terms which are more favorable to us than those contained in our previous arrangements with MSD, and could further improve our liquidity situation. However, pursuant to our new agreements with MSD, we are required to pay a portion of the $19.9 million that we owe to MSD by March 31, 2003. Included in the amount due is approximately $12.3 million of management fees, which were withheld by us during the year. We continue to work with MSD to resolve these issues in a manner that addresses the needs of the two companies. While there can be no assurance that we will be successful in doing so, we are confident that a satisfactory arrangement will be reached.

We recently have generated losses from our operations.

We generated a loss from operations of $2.1 million during the first quarter of 2002 and $15.1 million during the second quarter of 2002. These losses were primarily the result of a decrease in fees from tissue distribution due to a temporary shortage in inventory of certain allografts most often requested in spinal surgeries. The temporary shortage was caused in part by a shutdown of certain manufacturing facilities as part of a corporate restructuring and by our shift to a demand-based approach in which we focus our processing on these popular allografts. Our losses were also due in part to one-time charges including a $2.0 million litigation settlement, $3.1 million of asset abandonments and $1.4 million of restructuring costs. While we did return to profitability during the third quarter of 2002, we recognized an operating loss of $14.4 million for the nine months ended September 30, 2002 and it is possible that we could generate operating losses in the future. If this happens, it could make it difficult to fund our operations and achieve our business plan.

We depend heavily upon a limited number of sources of human tissue, and any failure to obtain tissue from these sources in a timely manner will interfere with our ability to process and distribute allografts.

The limited supply of human tissue has at times limited our growth, and may not be sufficient to meet our future needs. In addition, due to seasonal changes in mortality rates, some scarce tissues that we use for our allografts are at times in particularly short supply. Other factors, some of which are unpredictable, such as negative publicity, regulatory actions or national events like those of September 11, 2001 also can unexpectedly reduce the available supply of tissue.

Donor recovery groups are part of relatively complex relationships. They deal with donor families, are regulated by the FDA and are often affiliated with hospitals, universities or organ procurement groups. Our relationships with donor recovery groups, which are critical to our supply of tissue, can be affected by relationships they have with these other groups. Any negative impact of the regulatory and disease transmission issues facing the industry, as well as the negative publicity that these issues create, could have an impact on our ability to negotiate favorable contracts with recovery groups.

SETA, our largest recovery group, supplied us with approximately 32% of our total tissue for the eleven months ended November 30, 2002. Our three largest recovery groups together supplied approximately 66% of our total tissue for the eleven months ended November 30, 2002. If we were to lose any one of these three sources of tissue, the impact on our operating results would be material.

We cannot be sure that our supply of tissue will continue to be available at current levels or will be sufficient to meet our needs. If we are no longer able to obtain tissue from these sources sufficient to meet our needs, we may not be able to locate replacement sources of tissue on commercially reasonable terms, if at all. Any interruption of our business caused by the need to locate additional sources of tissue would significantly hurt our revenues. We expect our revenues would decline in proportion to any decline in tissue supply.

Our success will depend on the continued acceptance of our allografts and technologies by the medical community.

Our new allografts, technologies or enhancements to existing allografts may never achieve broad market acceptance, which can be affected by numerous factors, including:

•	clinical acceptance of our allografts and technologies;

•	introduction of competitive tissue repair treatment options which render our allografts and technologies too expensive or obsolete;

•	lack of availability of third-party reimbursement; and

•	our ability to train surgeons in the use of our allografts and technologies.

Market acceptance will also depend on our ability to demonstrate that our existing and new allografts and technologies are an attractive alternative to existing tissue repair treatment options. Our ability to do so will depend on surgeons’ evaluations of the clinical safety, efficacy, ease of use, reliability and cost-effectiveness of these tissue repair options and technologies. For example, we believe that a small portion of the medical community has lingering concerns over the risk of disease transmission through the use of allografts.

Furthermore, we believe that even if the medical community generally accepts our allografts and technologies, recommendations and endorsements by influential surgeons will be important to the commercial success of our allografts and technologies. If our allografts and technologies are not broadly accepted in the marketplace, we may not achieve a competitive position in the market.

If we fail to achieve and maintain the high processing standards that our allografts require or if we are unable to develop processing capacity as required, our commercial opportunity will be reduced or eliminated.

Our allografts require careful calibration and precise, high-quality processing. Achieving precision and quality control requires skill and diligence by our personnel. If we fail to achieve and maintain these high processing standards, including avoiding processing errors, design defects or component failures:

•	we could be forced to recall or withdraw our allografts;

•	our allografts and technologies could fail quality assurance and performance tests;

•	production and deliveries of our allografts could be delayed or cancelled; and

•	our processing costs could increase.

Further, to be successful, we will need to manage our processing capacity related to tissue recovery and processing facilities in relation to demand. For example, our operating losses during the first half of 2002 were in part due to disruptions caused by our switch to a more demand-based approach to processing. It may be difficult for us to match our processing capacity to demand due to problems related to yields, quality control and assurance, tissue availability, adequacy of control policies and procedures, and lack of skilled personnel. If we are unable to process and produce our allografts on a timely basis, at acceptable quality and costs, and in sufficient quantities, or if we experience unanticipated technological problems or delays in processing, it will reduce our revenues and increase our cost per allograft processed.

If we do not manage the medical release of donor tissue into processing in an efficient manner, it could affect our profitability.

There are many factors which affect the level and timing of donor medical releases, such as effectiveness of donor screening performed by our recovery groups, the timely receipt, recording and review of required medical documentation, and employee loss and turnover in our medical records department. Some of our recovery groups are also processors who provide us with partially processed tissues which they have already determined to be medically suitable for processing. Therefore, these sources provide a higher level of documentation than those that perform recovery alone. Although we strive for the timely medical release of tissue, while at the same time maximizing safety for our employees and for tissue recipients, our internal policies may sacrifice timely release of tissue in favor of safety. We continue to review our internal policies in order to provide the best framework for medical releases, however we can provide no assurance that releases will occur at levels which maximize our processing efficiency and minimize our cost per allograft processed.

Inventory write-downs that we take against our supply of unprocessed and processed tissue may turn out to be inadequate, potentially resulting in inventory losses greater than estimated losses and requiring us to take larger inventory write-downs in the future, which would have a negative effect on our results of operations.

We classify our tissue inventory into three major categories: Unprocessed Donor Tissue, or UDT, Tissue in Process, or TIP, and Implantable Donor Tissue, or IDT. At each stage of storage and processing, for a variety of reasons, the tissue is at risk of not becoming distributed allograft, which is the source of our revenue.

•
We estimate write-downs for a portion of UDT tissue inventory that is likely, based on historical data, to fail to be medically released into processing. Write-downs are also established for UDT tissue that is not readily saleable.

•	We estimate write-downs on TIP inventory based on estimates of future rejection rates, and also for the TIP inventory which is not readily saleable.

•
For IDT inventory, we estimate write-downs for the difference between carrying cost and market value for allograft types which we determine are distributable but have incurred a cost of processing and distribution greater than the related market value. In addition, we write-down the cost of allografts which we consider to be undistributable due to oversupply or due to obsolescence.

To estimate future write-offs of inventory, we rely primarily on our experience in operating the business and the data that we have accumulated since our inception. It is possible the amounts we write-off by these means may be inadequate and we could experience actual inventory loss greater than anticipated, and be required to take higher write-offs in the future based on additional experience gained. Since inventory write-offs have the effect of reducing our profitability during the period in which they are recorded, this could have a material adverse effect on our results of operations for the relevant period.

The value of our investment in Organ Recovery Systems, Inc. is dependent on the financial success of this new venture.

We own 1.3 million shares of convertible preferred stock issued by Organ Recovery Systems, Inc., or ORS, a privately held company. ORS is organized for the purpose of advancing organ transplantation technology. At September 30, 2002, we owned approximately 15% of ORS, assuming conversion of all of the convertible preferred shares held by us.

Realization of our investment in ORS is dependent upon ORS’s successful execution of its operational strategies and the continued industry acceptance of its current and future product developments. If ORS does not successfully execute its operational strategies and recognize long-term profitability, the value of our investment could be impaired.

Rapid technological change will affect us and our customers, which could result in reduced demand for our allografts.

Technologies change rapidly in our industry and there are frequent introductions of new technologies. For example, steady improvements have been made in synthetic human tissue substitutes which compete with our allografts. Unlike allografts, synthetic tissue technologies are not dependent on the availability of human tissue. If one of our competitors successfully introduces synthetic technologies using recombinant technologies, which stimulate the growth of tissue surrounding an implant, it could result in a decline in demand for allografts. Although our growth strategy contemplates introducing new allografts and technologies, including the use of recombinant technologies, the development of these new allografts and technologies is a complex and uncertain process, requiring a high level of innovation, as well as the ability to accurately predict future technology and market trends. The allografts we currently have in development will require significant additional development, investment and testing. We may need to undertake costly and time-consuming efforts to achieve these objectives. We may not be able to respond effectively to technological changes and emerging industry standards, or to successfully identify, develop or support new technologies or enhancements to existing allografts in a timely and cost-effective manner, if at all. If we are unable to achieve the improvements in our allografts necessary for their successful commercialization, the demand for our allografts will suffer.

We face intense competition, which could result in reduced acceptance and demand for our allografts and technologies.

The medical technology/biotechnology industry is intensely competitive. We compete with companies in the United States and internationally that engage in the development and production of medical technologies and processes including:

•	biotechnology, orthopedic, pharmaceutical, biomaterial, chemical and other companies such as Johnson & Johnson, Cryolife, Osteotech and the Musculoskeletal Transplant Foundation;

•	academic and scientific institutions; and

•	public and private research organizations.

Many of our competitors have much greater financial, technical, research, marketing, sales, distribution, service and other resources than we have. Moreover, our competitors may offer a broader array of tissue repair treatment products and technologies or may have greater name recognition than we do in the marketplace. For example, we compete with a number of divisions of Johnson & Johnson, a company with significantly greater resources and brand recognition than we have. Our competitors, including several development stage companies, may develop or market technologies that are more effective or commercially attractive than ours, or that may render our technologies obsolete. For example, the successful development of a synthetic tissue product that permits remodeling of bones could result in a decline in the demand for allograft-based products and technologies.

If we fail to maintain our existing strategic relationships or are unable to identify additional distributors of our allografts, our revenues may decrease.

While we market a portion of our current technologies directly to our customers, we currently derive the majority of our revenues through our relationships with three companies, Medtronic Sofamor Danek, Exactech Inc. and C.R. Bard. In the nine months ended September 30, 2002, we derived approximately 52% of our net revenues from distribution assisted by management services provided by Medtronic Sofamor Danek and less than 5% of net revenues from distribution assisted by management services provided by Exactech Inc. and C.R. Bard. In the eleven months ended November 30, 2002, we derived approximately 55% of our net revenues from distribution assisted by management services provided by Medtronic Sofamor Danek and less than 5% of net revenue from distribution assisted by management services provided by Exactech Inc. and C.R. Bard.

Medtronic Sofamor Danek provides nearly all of the instrumentation, surgeon training, distribution assistance and marketing materials for our line of spinal allografts. If our relationship with this distributor were terminated for any reason and we were unable to replace the relationship with other means of distribution, our revenues could be negatively impacted.

We may need to obtain the assistance of additional distributors to market and distribute our new allografts and technologies, as well as to market and distribute our existing allografts and technologies to new market segments or geographical areas. We may not be able to find additional distributors who will agree to and successfully market and distribute our allografts and technologies on commercially reasonable terms, if at all. If we are unable to establish new distribution relationships on favorable terms, our revenues may decline, which could cause the market price of our shares to decline.

Our allografts and technologies could become subject to significantly greater regulation by the FDA, which could disrupt our business.

The U.S. Food and Drug Administration and several states have statutory authority to regulate allograft processing and allograft-based materials. The FDA could identify deficiencies in future inspections or future regulatory rulings that could potentially disrupt our business, hurting our profitability.

For example, in mid-2001, the FDA reviewed our BioCleanse system after the FDA raised concerns about the process in a letter to us dated May 3, 2001. While the FDA stated in January 2002 that it had concluded the compliance portion of its review of our BioCleanse process and determined we were in compliance with existing regulations and that no regulatory action was warranted, the possibility always exists that the FDA could raise concerns with other aspects of our business. Moreover, while the FDA’s review was made in the context of our current procedures, including the BioCleansing of tissue from multiple donors, their decision does not constitute a formal approval of our process and they are free to raise the same or similar concerns in the future.

If any of our allografts fall under the FDA’s definitions as “more than minimally manipulated or indicated for nonhomologous use,” we would be required to obtain medical device or biologics licenses, which could require clinical testing. Disapproval of our license applications and restricted distribution of any of our allografts, which may become subject to premarket approval, may result. The FDA may require post-market testing and surveillance to monitor the effects of such allografts, may restrict the commercial applications of these allografts, and may conduct periodic inspections of our facility and our suppliers’ facilities. Delays encountered during the FDA approval process may shorten the patent protection period during which we have the exclusive right to commercialize such technologies.

On March 12, 2002 we and other tissue processors were advised by the FDA that our bone paste allografts would be subject to regulation as medical devices under the 510(k) premarketing process. In its letter, the FDA stated that it would issue guidance on the required submissions for this process “in the near future.” We have submitted 510(k)’s on our bone paste products, and are working through the review process with the FDA. Under the 510(k) premarket notification process, we have submitted an application containing data which demonstrates the “substantial equivalence” of our allografts to a device marketed prior to the enactment of the Medical Device Amendments of 1976 or to a device legally marketed after that statute’s enactment. While we are confident that we will obtain the necessary approval to continue marketing these allografts, if we do not, it could have a material and adverse effect on our revenues and our profitability.

Proposed FDA regulations of human cellular and tissue-based products, titled “Good Tissue Practices,” would regulate all stages of allograft processing, from procurement of tissue to distribution of final allografts. These proposed regulations will potentially increase regulatory scrutiny within our industry and this could lead to increased enforcement action affecting the conduct of our business. In addition, the effect of this regulation on recovery agencies, which supply us with tissue, may be significant, and lead to additional costs of recovery activities. These costs may translate into increased cost to us, as we compensate the recovery agencies based on their cost of recovery. Some of our proposed grafts will contain tissue derived from animals, commonly referred to as xenografts. Xenografts are medical devices that are subject to premarket review by the FDA.

Other regulatory entities include state agencies with statutes covering tissue banking. Of particular relevance to our business are regulations issued by Florida, New York, California, and Maryland. Most states do not currently have Tissue Banking regulations. However, recent incidence of allograft related infections in the industry may incite the development of regulation in other states. It is possible that others may make allegations against us or against donor recovery groups or tissue banks, including those with which we have a relationship, about non-compliance with applicable FDA regulations or other relevant statutes and regulations. Allegations like these could cause regulators or other authorities to take investigative or other action, or could cause negative publicity for our industry or us in general.

Our industry is subject to additional local, state, federal and international government regulations and any increased regulations of our current or future activities could significantly increase the cost of doing business, thereby reducing our profitability.

Some aspects of our business are subject to additional local, state, federal or international regulation. Changes in the laws or new interpretations of existing laws could negatively affect our business, revenues or prospects, and increase the costs associated with conducting our business. In particular, the procurement and transplantation of allograft tissue is subject to federal regulation under the National Organ Transplant Act, or NOTA, a criminal statute that prohibits the purchase and sale of human organs, including bone and other tissue. NOTA permits the payment of reasonable expenses associated with the transportation, processing, preservation, quality control and storage of human tissue, which are the types of services we perform. If in the future NOTA were amended or interpreted in a way that makes us unable to include some of these costs in the amounts we charge our customers, it could reduce our revenues and therefore hurt our business. It is possible that more restrictive interpretations or expansions of NOTA could be adopted in the future which could require us to change one or more aspects of our business, at a substantial cost, in order to continue to comply with this statute.

A variety of additional local, state, federal and international government laws and regulations govern our business, including those relating to the storage, handling, generation, manufacture and disposal of medical wastes from the processing of our allografts. While at present we believe that we comply with these laws and regulations, if we fail to conduct our business in compliance with these laws and regulations, it could subject us to significant liabilities. We carry insurance that would cover some liabilities arising from hazardous biological materials; however, liabilities could arise in the future for which our insurance will not be adequate. Moreover, such insurance may not always be available in the future on commercially reasonable terms, if at all. If our insurance proves to be inadequate to pay a damage award, we may not have sufficient funds to do so, which could harm our financial condition and liquidity.

Negative publicity concerning methods of tissue recovery and screening of donor tissue in our industry could reduce demand for our allografts and impact the supply of available donor tissue.

Media reports or other negative publicity concerning both improper methods of tissue recovery from donors and disease transmission from donated tissue could limit widespread acceptance of our allografts. Recent publicity concerning prions and the potential transmission of Transmissible Spongiform Encephalopathy, or TSE, through human musculoskeletal tissue and tissue-based products may adversely affect tissue recovery, as well as the demand for our allografts. Unfavorable reports of illegal tissue recovery practices, both in the United States and internationally, as well as incidents of improperly processed tissue leading to transmission of disease, may broadly affect the rate of future tissue donation and market acceptance of allograft technologies.

Potential patients may not distinguish our allografts, technologies and the tissue recovery and processing procedures we have in place, from those of our competitors or others engaged in tissue recovery. In addition, families of potential donors may become reluctant to agree to donate tissue to for-profit tissue processors.

Negative publicity could cause the market price of our shares to decline in value.

If our patents and the other means we use to protect our intellectual property prove to be inadequate, our competitors could exploit our intellectual property to compete more effectively against us.

The law of patents and trade secrets is constantly evolving and often involves complex legal and factual questions. The U.S. government may deny or significantly reduce the coverage we seek in our patent applications before or after a patent is issued. We therefore cannot be sure that any particular patent we apply for will be issued, that the scope of the patent protection will be comprehensive enough to provide adequate protection from similar technologies which may compete with ours, that interference proceedings regarding any of our patent applications will not be filed, or that we will achieve any other competitive advantage from a patent. In addition, it is possible that one or more of our patents will be held invalid if challenged or that others will claim rights in or ownership of our patents and other proprietary rights. If any of these events occur, our competitors may be able to use our intellectual property and compete more effectively against us.

Because patent applications are secret until patents are actually issued and the publication of discoveries in the scientific or patent literature lags behind actual discoveries, we cannot be certain that our patent application was the first application filed covering a particular invention. If another party’s rights to an invention are superior to ours, we may not be able to obtain a license to use that party’s invention on commercially reasonable terms, if at all. In addition, our competitors, many of which have greater resources than we do, could obtain patents that will prevent, limit or interfere with our ability to make use of our inventions either in the United States or in international markets. Further, the laws of some foreign countries do not always protect our intellectual property rights to the same extent as the laws of the United States. Litigation or regulatory proceedings in the United States or foreign countries also may be necessary to enforce our patent or other intellectual property rights or to determine the scope and validity of our competitors’ proprietary rights. These proceedings can be costly, result in development delays, and divert our management’s attention from our business.

We also rely upon unpatented proprietary techniques and processes in tissue recovery, research and development, tissue processing and quality assurance. It is possible that others will independently develop technology similar to ours or otherwise gain access to or disclose our proprietary technologies. We may not be able to meaningfully protect our rights in these proprietary technologies, which would reduce our ability to compete.

In 1996, a law was passed in the United States that limits the enforcement of patents covering the performance of surgical or medical procedures on a human body. This law prevents medical practitioners and health care entities who practice these procedures from being sued for patent infringement. Therefore, depending upon how these limitations are interpreted by the courts, they could have a material adverse effect on our ability to enforce any of our proprietary methods or procedures deemed to be surgical or medical procedures.

Our success will depend in part on our ability to operate without infringing on or misappropriating the proprietary rights of others, and if we are unable to do so we may be liable for damages.

We cannot be certain that U.S. or foreign patents or patent applications of other companies do not exist or will not be issued that would prevent us from commercializing our allografts and technologies. Third parties may sue us for infringing or misappropriating their patent or other intellectual property rights. Intellectual property litigation is costly. If we do not prevail in litigation, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license requiring us to make royalty payments. It is possible that a required license will not be available to us on commercially acceptable terms, if at all. In addition, a required license may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around another company’s patent, we may be unable to make use of some of our technologies or distribute our allografts which would negatively impact our revenues.

We or our competitors may be exposed to product liability claims which could cause us to be liable for damages or cause investors to think we will be liable for similar claims in the future.

The development of allografts and technologies for human tissue repair and treatment entails an inherent risk of product liability claims, and substantial product liability claims may be asserted against us. Although we have not received any material product liability claims to date, we have obtained insurance to cover these claims should they arise. Claims could arise in the future for which our insurance will not be adequate. Moreover, insurance covering our business may not always be available in the future on commercially reasonable terms, if at all. If our insurance proves to be inadequate to pay a damage award, we may not have sufficient funds to do so, which would harm our financial condition and liquidity. In addition, successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims. In addition, claims against us, regardless of their merit or potential outcome, may also hurt our ability to obtain surgeon endorsement of our allografts or to expand our business.

If we are not successful in expanding our distribution activities into international markets, we will not be able to pursue one of our strategies for increasing our revenues.

Our current and planned international distribution strategies vary by market, as well as within each country in which we operate. For example, we distribute only a portion of our line of allografts within each country. Our international operations will be subject to a number of risks which may vary from the risks we face in the United States, including:

•	the need to obtain regulatory approvals in additional foreign countries before we can offer our grafts and technologies for use;

•	longer distribution-to-collection cycles, as well as difficulty in collecting amounts owed to us;

•	dependence on local distributors;

•	limited protection of intellectual property rights;

•	fluctuations in the values of foreign currencies; and

•	political and economic instability.

If third party payors fail to provide appropriate levels of reimbursement for the use of our allografts, our revenues would be adversely affected.

Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Any new federal or state legislation could result in significant changes in the availability, delivery, pricing or payment for healthcare services and products. While we cannot predict what form any new legislation will take, it is possible that any significant healthcare legislation, if adopted, could lower the amounts paid to us for our services, which would decrease our revenues.

Our revenues depend largely on the reimbursement of patients’ medical expenses by government health care programs and private health insurers. Governments and private insurers closely examine medical procedures incorporating new technologies to determine whether the procedures will be covered by payment, and if so, the level of payment which may apply. We cannot be sure that third party payors will continue to reimburse us or provide payment at levels which will be profitable to us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains some “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that are based on the beliefs of our management, as well as assumptions made by and the information currently available to our management. When used in this prospectus, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in this prospectus.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent events, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our stock. We do not expect to declare or pay any dividends on our common stock in the foreseeable future. In addition, our existing bank credit facility restricts our ability to pay dividends. The payment of future dividends is within the discretion of our board of directors and will depend on our future earnings, if any, our capital requirements, financial condition and other relevant factors.

SELLING STOCKHOLDERS

The selling stockholders acquired the shares held by them and offered by this prospectus in connection with our private placement in November 2002. The selling stockholders purchased an aggregate of 3,800,000 shares of our common stock at $7.25 per share pursuant to a purchase agreement, dated November 26, 2002, between us and the selling stockholders.

The following table sets forth information regarding the number of shares of our common stock beneficially owned by each of the selling stockholders as of December 4, 2002. Except as set forth below, no selling stockholder has held any position or office or had any material relationship with us or any of our predecessors or affiliates within the past three years. No estimate can be given as to the amount of our common stock that will be beneficially owned by the selling stockholders after completion of this offering because the selling stockholders may offer all, some or none of the shares of our common stock beneficially owned by them. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below or their transferees.

Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering	Number of Shares of Common Stock Registered Herein	Shares of Common Stock Beneficially Owned After Offering (1)
			Number	Percent
Frederick R. Adler (2)	171,800	100,000	71,800	*
CC Growth Global Life Sciences, Ltd.	147,950	147,950	—	*
CC Growth Global Life Sciences I, LP	48,675	48,675	—	*
CC Growth Global Life Sciences II, LP	53,375	53,375	—	*
Cranshire Capital, L.P.	50,000	50,000	—	*
Federated Kaufmann Fund	1,500,000	1,400,000	100,000	*
Smithfield Fiduciary LLC	50,000	50,000	—	*
Highline Capital Partners QP, LP	13,800	13,800	—	*
Highline Capital International, Ltd.	27,200	27,200	—	*
Highline Capital Partners, L.P.	9,000	9,000	—	*
Pequot Scout Fund, L.P. (3)	200,000	200,000	—	*
Pequot Navigator Offshore Fund, Inc. (3)	100,000	100,000	—	*
Pequot Healthcare Fund, L.P. (3)	121,800	74,000	47,800	*
Pequot Healthcare Offshore Fund, Inc. (3)	157,800	96,000	61,800	*
Pequot Healthcare Institutional Fund, L.P. (3)	48,200	30,000	18,200	*
Presidio Partners LP	260,200	110,400	149,800	*
Geary Partners LP	174,900	74,200	100,700	*
Brady Retirement Fund LP (4)	36,300	15,400	20,900	*
Special Situations Fund III, L.P. (4)	393,750	393,750	—	*
Special Situations Cayman Fund, L.P. (4)	131,250	131,250	—	*
Special Situations Private Equity Fund, L.P. (4)	175,000	175,000	—	*
Welch Entrepreneurial Fund, Ltd.	241,930	114,720	127,210	*
Welch Entrepreneurial Fund, LP	63,680	30,360	33,320	*
Welch Entrepreneurial Fund, (QP) LP	315,657	150,360	165,297	*
Welch Life Sciences Fund, Ltd.	51,680	24,720	26,960	*
Welch Life Sciences Fund, LP	166,740	79,840	86,900	*
Zweig-DiMenna International, Ltd.	151,800	51,300	100,500	*
Zweig-DiMenna Select, L.P.	18,900	6,400	12,500	*
Zweig-DiMenna Partners, L.P.	90,100	30,500	59,600	*
Zweig-DiMenna Investors, L.P.	3,200	1,100	2,100	*
Zweig-DiMenna Special Opportunities, L.P.	31,600	10,700	20,900	*

*	Represents less than 1%

(1)
The selling stockholders may offer and sell, all or a part, of the common stock pursuant to this prospectus; no estimates can be made as to the amount of shares of common stock that will be held by the selling stockholders after the completion of this offering.

(2)
Euro-America-II, L.P. holds 962,558 shares of our common stock and options to purchase 15,336 shares of our common stock, which Mr. Adler may be deemed to beneficially own by virtue of his position as a partner in a partnership that is a member of the general partner of Euro-America-II, L.P. Mr. Adler is a limited partner in Euro-America-II, L.P. Mr. Adler disclaims beneficial ownership of all shares other than to the extent of his pecuniary interest in Euro-America II, L.P. Philip Chapman a director of the Company, is a partner in a partnership that is a member of the General Partner of Euro-America-II, L.P. The Frederick R. Adler Intangible Asset Management Trust, dated December 17, 1997 holds 278,572 shares of our common stock. Mr. Adler is the sole beneficiary of this trust. The Adler Children Trust holds 242,573 shares of our common stock and options to purchase 4,137 shares of our common stock. Catherine Adler, Frederick R. Adler’s wife, is sole trustee over this trust. Mr. Adler has no control or beneficial interest in this trust.

(3)
Pequot Capital Management, Inc. holds voting and investment control over the shares held by Pequot Scout Fund, L.P., Pequot Navigator Offshore Fund, Inc., Pequot Healthcare Fund, L.P., Pequot Healthcare Offshore Fund, Inc. and Pequot Healthcare Institutional Fund, L.P. Arthur J. Samberg and Kevin O’Brien are the executive officers and directors of Pequot Capital Management, Inc. Mr. Samberg is the controlling stockholder of Pequot Capital Management, Inc.

(4)
MGP Advisors Limited, or MGP, is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc., or AWM, is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. MG Advisers, L.L.C., or MG, is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM and MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock on behalf of the selling stockholders, which as used herein, includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer. We are paying all costs, expenses and fees in connection with the registration of the shares offered by this prospectus. Brokerage commissions, if any, attributable to the sale of shares will be borne by the selling stockholders.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale or other disposition. These transactions may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

•	distributions by one or more underwriters on a firm commitment or best efforts basis;

•	purchases by a broker-dealer as principal and resale by that broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	crosses in which the same broker acts as an agent on both sides of the trade;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions;

•	in transactions other than on exchanges or services;

•	in connection with transactions to cover short sales;

•	by pledge or by grant of a security interest in the shares to secure debts and other obligations;

•	through the writing of options, whether the options are listed on an option exchange or otherwise;

•	in connection with the writing of non-traded and exchange-traded call options or put options, in hedge transactions and in settlement of other transactions in standardized over-the-counter options;

•	through the distribution of the shares by any selling stockholder to its partners, members or stockholders; and

•	any other method permitted pursuant to applicable law.

In addition, the selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than pursuant to this prospectus.

To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell the common stock short and re-deliver the shares to close out those short positions. The selling stockholders also may enter into option or other transactions or the creation of one or more derivative securities with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect those transactions). The selling stockholders also may pledge or hypothecate shares to a broker-dealer or other financial institution, and, upon a default, that broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect that transaction). In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

The selling stockholders and any broker-dealers that act in connection with the sale of the common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act of 1933. Liabilities under the federal securities laws cannot be waived.

The selling stockholders will be subject to prospectus delivery requirements under the Securities Act of 1933. In the event of a “distribution” of shares by a selling stockholder, the selling stockholder, any selling broker or dealer and any “affiliated purchasers” may be subject to Regulation M under the Securities Exchange Act of 1934, which would generally prohibit these persons from bidding for or purchasing any security that is the subject of the distribution until his or her participation in that distribution is completed. In addition, Regulation M generally prohibits any “stabilizing bid” or “stabilizing purchase” for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

The securities were originally sold by us to the selling stockholders on November 26, 2002 in a private placement transaction. As part of that transaction, we agree to indemnify and hold the selling stockholders harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the securities by the selling stockholder. We and the selling stockholders have also agreed that we will indemnify each other against certain liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P. New York, New York.

EXPERTS

The financial statements and the related financial statement schedules incorporated in this prospectus by reference from Regeneration Technologies, Inc.’s annual report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and in New York, New York and Chicago, Illinois. Copies of such material can be also obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference rooms in New York, New York and Chicago, Illinois, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of such information may also be inspected at the reading room of the library of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at “http://www.sec.gov.”

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all their shares of RTI stock offered by this prospectus:

(i)	our annual report on Form 10-K for the fiscal year ended December 31, 2001;

(ii)	our Proxy Statement for our 2002 Annual Meeting filed on April 30, 2002;

(iii)	our quarterly report on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

(iv)	our current reports on Form 8-K, filed on February 4, 2002, February 25, 2002, June 21, 2002, October 7, 2002, November 27, 2002, December 2, 2002 and December 24, 2002; and

(v)	the description of our common stock contained in our registration statement on Form 8-A, dated August 9, 2000.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests should be addressed to: Regeneration Technologies, Inc., 11621 Research Circle, Alachua, FL 32615, (386) 418-8888, Attention: Investor Relations.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

PART II

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee and the Nasdaq listing fee.

SEC registration fee	$3,262
Legal fees and expenses	$75,000
Accounting fees and expenses	$50,000
Nasdaq listing fees	$22,500
Miscellaneous expenses	$50,000

Total	$200,762

Item 15.    Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. The By-Laws of the Registrant contain provisions for the indemnification of directors, officers and employees within the limitations permitted by Section 145. The Company’s officers and directors are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitation.

Item 16.    Exhibits and Financial Statement Schedules.

(a)	Exhibits

5.1	Opinion of Fulbright & Jaworski L.L.P.*

10.1	Purchase Agreement, dated November 26, 2002, among the Company and the Investors listed on the signature page thereto. (1)

10.2	Registration Rights Agreement, dated November 26, 2002, among the Company and Investors listed on the signature page thereto. (1)

23.1	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).*

23.2	Consent of Deloitte & Touche LLP, independent auditors.

24.1	Power of Attorney (included on signature page).*

(1)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on December 2, 2002.
*	Previously filed.

(b)	Financial Statement Schedules.

None.

Item 17.    Undertakings.

(a)    The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

II-1

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alachua and State of Florida on the 13th day of January, 2003.

REGENERATION TECHNOLOGIES, INC.

By:	/s/ BRIAN K. HUTCHISON
Brian K. Hutchison Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ BRIAN K. HUTCHISON Brian K. Hutchison	Chairman, President and Chief Executive Officer (Principal Executive Officer)	January 13, 2003

/s/ THOMAS F. ROSE Thomas F. Rose	Chief Financial Officer	January 13, 2003

* Philip R. Chapman	Director	January 13, 2003

* Peter F. Gearen	Director	January 13, 2003

* Michael J. Odrich	Director	January 13, 2003

* David J. Simpson	Director	January 13, 2003

* By:	/s/ BRIAN K. HUTCHISON
Brian K. Hutchison Attorney-in-Fact

II-3